VERIDIGM INC.,

27, Old Gloucester Street, London, UK VC1N 3AX

July 1, 2008

United States Securities and Exchange Commission

Washington, DC

20549

Attention: Michael Moran/Adam Phippen

Re: Correspondence dated May 30, 2008

Dear Sirs;

Thank you for your letter of May 30, 2008 and the follow-up conversation with our legal counsel.  We have taken your comments and discussions and now respond as follows to your letter.  Responding to each comment in turn, please see:

Your letter                         Our response

Item 4.01

Pp 1                                    We enclose herewith our Form 8-K amendment to the February filed 8k.  This amending 8k details the amendments and related attachments including the relevant accountant’s letter and financial statements.  We confirm that these attachments are the only accountant correspondence we have received

We note in passing the disclosures required under item 304(a(1)(ii) and (iv) of regulation SB but can only advise that despite the requests of information and disclosure of the new Board of Directors to the former accountant of the Issuer, that auditor accountant has not been forthcoming with any additional information beyond the letter attached to the herein provided 8k.  As such, it is the Issuer who has been responsible for the discovery and modification of the financial statements (as attached to the 8k) and not that former auditor

Pp2                                     Regarding reportable events, we confirm that attached to this letter is our 8k amendment which such 8k reflects the amendment with respect to the facts relating to the former independent accountant and also the deletion of the liability as was filed by former Board of Directors in the 10k of September 30, 2007.  In discussions with our attorney you reflected concern that correspondence may exist where the former accountant advised the Issuer that that auditor withdrew his certification of that filed Q and hence the Issuer would need to refile a new Q for that time period.  In this respect, we can advise that Issuer is not in possession of any such revocation and despite requests for same, it has not been provided with any additional correspondence either from the former auditor or former management.  Hence, it is the Board’s view that it will file the 8k attached to this correspondence with updated financials to fulfill its disclosure requirements.  As the Board is not able to obtain any additional information or response either from former management or the former auditor regarding existing filed financials in prior reports and neither has it received any revocation of a certification of those financials, the new Board submits that it is within its authority to merely file the herein 8k reports and not attend to refilling any amended Q’s or disclosure beyond the herein 8ks.

4.02

Pp3                                     Please see attached 8k reflecting these facts

Pp4                                     Please see attached 8k reflecting these disclosures as it was the Board of Directors in conjunction with the Issuers independent accountant and auditor discussed this reportable event

Pp5                                     Regarding the Michael Moore CPA’s correspondence of January 21, 2008, we confirm that an 8k (with its now related amendment) was filed in connection with that correspondence.  At that time management was being replaced and new managements only correspondence in hand is as attached to the 8k amendment as attached.  The exact terms of the January 21, 2008 letter is not known to current management.  As noted, we will be forwarding the required copy of the revised disclosures and will comply with a follow-up disclosure with your offices should we obtain a reply from Mr. Moore.

Pp6                                    As noted above, the Board of Directors is not in possession of any correspondence from Mr. Moore removing his certification of the 10QSB of September 30, 2007.  This combined with the lack of information being provided to the Board from Mr. Moore or prior management leaves the current Board with no knowledge of the prior management’s intent and as such the current Board is of the view that the only (but sufficient) manner of disclosure is to file the herein 8k amendment and second 8k as this will provide sufficient disclosure under the SFAS154

Pp7                                     SFAS154 requires that all financial documents filed in connection with the Issuers business be supported by an independent accountant’s certification.  Based on all available information to the Board of Directors, this has not changed.  The former independent accountant’s certification still stands however the Board of Directors now with its new independent accountant has provided additional disclosure now with the second 8k reflecting a modification more properly reflecting the financials previously filed and appended to the prior filings.  The company has (as noted in pp6 reply above) an obligation to provide full public disclosure and its view is that this is provided sufficiently by way of the herein filed 8k.

We trust that this response with the two attached 8ks will be sufficient to alleviate your concerns.  As always, the Board of Directors of the issuer confirms and is fully aware that they are in relation to the Issuer and that:

1.            The Issuer is responsible for the adequacy and accuracy of the disclosures in its filings

2.            any Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.           the Issuer may not assert any Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the deferral securities laws of the United States.

Finally, we confirm that we are also attaching to this response letter a Form 15 delisting of the Issuer as the Issuer’s financial resources have been exhausted and will be no longer able to provide further filings with your office.

We trust that this letter meets with your concerns.

Yours truly

Gary P. Freeman

President  & CFO

Per

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